Mail Stop 3561

September 20, 2007

Mr. Martin J. Matthews
Interim Chief Financial Officer
Broder Bros., Co.
Six Neshaminy Interplex, 6th Floor
Trevose, Pennsylvania 19053

> **Re:** **Broder Bros., Co.**
> **Form 10-K for Fiscal Year Ended December 30, 2006**
> **Filed April 2, 2007**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed August 14, 2007**
> **File No. 333-110029**

Dear Mr. Matthews:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 30, 2006

Business, page 3

Products, page 6

1.   In future filings, please expand your discussion to provide the information required under Item 101(c)(1)(i) of Regulation S-K pertaining to your principal products for each of the last three fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Contractual Cash Obligations, page 24

2.   In future filings, please expand footnote 3 to your tabular disclosure of contractual obligations to provide appropriate disclosures regarding how you calculated the expected interest payments. Also, please expand the footnote to clarify, if true, that the expected interest payments amounts presented in the table exclude the payments related to your revolving credit facility and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Financial Statements

Consolidated Statements of Operations, page 31

3.   We note that you present cost of sales exclusive of depreciation and amortization. Please revise the description of the "Cost of sales" line item to comply with the requirements of SAB Topic 11:B.

Note 5. Long-Term Debt and Capital Lease Obligations, page 41

4.   We note from your disclosure in Note 18 on page 55 that ASHI, Inc. was merged with and into Broder Bros., Co. on March 28, 2005 and ceased to be a guarantor. Accordingly, please expand the discussion in Note 5 to disclose this occurrence and clearly indicate that ASHI, Inc. is no longer the guarantor of the related debt.

Redeemable Securities, page 43

5.   We note that certain key executives hold common shares that may be put to the
        company under certain circumstances and that you classify those shares as long-
        term liabilities under SFAS 150. Since puttable shares are scoped out of SFAS
        150 based on paragraph 6 of the standard, please explain why you do not classify
        these shares in equity. If you continue to believe liability classification is
        appropriate, please clarify how you account for these shares by providing us with
        the journal entries you use to record changes in the fair value of the underlying
        shares and upon your redemption of the shares. Since it appears you redeem these
        securities with cash, please clarify why the line item description in your
        statements of changes in shareholders' equity (deficit) reads "Issuance of stock
        upon redemption of redeemable securities."

Exhibits 31.1 and 31.2

6.   In future filings, please exclude all titles and list only the individual names of the
        certifying officers in your introductory paragraphs. You may include the titles of
        your certifying executive officers under the signatures. See Item 601(b)31 of
        Regulation S-K. This comment also applies to your Form 10-Q for the quarterly
        period ended June 30, 2007.

Ratio of Earnings to Fixed Charges

7.   In future filings, please include an exhibit containing the ratio of earnings to fixed
        charges. Please provide us with your calculation of this ratio for the last five
        fiscal years. See Item 503(d) and Item 601(b)(12) of Regulation S-K.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Regina Balderas at (202) 551-3722 or, in her absence, Andrew Blume at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief